EXHIBIT 6.1
STATEMENT DETAILING
COMPUTATION OF PER SHARE EARNINGS
For the year ended December 31, 2006 per audited Financial Statements:

Net loss:	$41,195,000

Weighted Average Number of Shares Outstanding Calculated as follows:	150,561,861

		Weighted Average
Number of Shares	Weight	Number of Shares
108,213,181	0.5425	58,701,945
110,813,181	0.0658	7,286,346
111,013,181	0.0575	6,387,060
111,213,181	0.0712	7,922,035
236,213,181	0.0137	3,235,797
236,413,181	0.0822	19,431,220
236,613,181	0.0630	14,909,872
306,579,445	0.0192	5,879,606
306,779,445	0.0192	5,883,441
314,279,445	0.0575	18,081,831
345,529,445	0.0055	1,893,312
346,529,445	0.0027	949,396

		150,561,861

Loss Per Share:		$0.27
For the year ended December 31, 2005 per audited Financial Statements:

Net loss:	$24,430,000

Weighted Average Number of Shares Outstanding Calculated as follows:	107,924,713

		Weighted Average
Number of Shares	Weight	Number of Shares
107,238,148	0.2466	26,442,283
107,341,872	0.0027	294,087
107,546,514	0.0685	7,366,200
108,213,181	0.6822	73,822,143

		107,924,713

Loss Per Share:		$0.23
For the year ended December 31, 2004 per audited Financial Statements:

Net loss:	$8,192,000

Weighted Average Number of Shares Outstanding Calculated as follows:	96,481,552

		Weighted Average
Number of Shares	Weight	Number of Shares
86,762,216	0.1913	16,593,866
97,072,716	0.0546	5,304,520
97,832,826	0.1667	16,305,471
97,907,826	0.0820	8,025,232
97,978,039	0.0574	5,621,691
98,488,239	0.1940	19,105,642
98,583,255	0.1831	18,046,661
104,436,915	0.0492	5,136,242
107,145,282	0.0191	2,049,227
107,238,148	0.0027	293,000

		96,481,552

Loss Per Share:		$0.08